March 8, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Claire’s Stores, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Correspondence Submitted on February 6, 2012
File No. 333-148108

Dear Ms. Jenkins:

Claire’s Stores, Inc. requests a five business day extension to Friday, March 16, 2012, to provide a response to the comment letter dated February 24, 2012, from the Staff of the Securities and Exchange Commission regarding the above referenced filing. The extension is being requested because it is not reasonably practicable for the Company to complete the response letter within the ten business day period requested by the Commission in the comment letter.

Thank you for your consideration in this matter.

Sincerely,
/s/ J. Per Brodin
J. Per Brodin
Chief Financial Officer
(Principal Financial and Accounting Officer)